UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Great Ajax Corp.

(Name of Issuer)

Common Stock, $0.0001 Par Value / Convertible Bond

(Title of Class of Securities)

38983D300 / 38983D409

(CUSIP Number)

1460 4th Street, Suite 300 Santa Monica, CA 90401

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38983D300 / 38983D409	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Almitas Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,276,658*
	6.	SHARED VOTING POWER 1,276,658*
	7.	SOLE DISPOSITIVE POWER 1,276,658*
	8.	SHARED DISPOSITIVE POWER 1,276,658*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,658
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.54%
12.	TYPE OF REPORTING PERSON (see instructions) IA

* As of December 31, 2020 and giving effect to the conversion of 303,337 shares of 7.25% Convertible Senior Notes due 2024.

CUSIP No. 38983D300 / 38983D409	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Great Ajax Corp.

(b)	Address of Issuer’s Principal Executive Offices 6201 15th Avenue Brooklyn, NY 11219

Item 2.

(a)	Name of Person Filing Ronald Mass

(b)	Address of the Principal Office or, if none, residence 1460 4th Street, Suite 300 Santa Monica, CA 90401

(c)	Citizenship U.S.

(d)	Title of Class of Securities Common Stock, $0.0001 Par Value / Convertible Bond

(e)	CUSIP Number 38983D300 / 38983D409

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 38983D300 / 38983D409	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,276,658

(b)	Percent of class: 5.54%

(c)	Number of shares as to which the person has: 1,276,658

	(i)	Sole power to vote or to direct the vote 1,276,658

	(ii)	Shared power to vote or to direct the vote 1,276,658

	(iii)	Sole power to dispose or to direct the disposition of 1,276,658

	(iv)	Shared power to dispose or to direct the disposition of 1,276,658

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 None/Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 None/Not Applicable

Item 8.  Identification and Classification of Members of the Group.

 None/Not Applicable

Item 9.  Notice of Dissolution of Group.

 None/Not Applicable

CUSIP No. 38983D300 / 38983D409	13G	Page 5 of 5 Pages

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/16/2021 Date

/s/ Ronald Mass Signature

Managing Principal Name/Title

*3.15% of the Reporting Person’s 5.54% interest is in Common Stock. 2.39% of the Reporting Person’s 5.54% interest is in a convertible bond.